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                         CANADIAN RESIDENCY DECLARATION

TO: NEW PUBLICCO, A CORPORATION INCORPORATED PURSUANT TO THE PLAN (AS DEFINED
    BELOW) (THE "CORPORATION")
    C/O CIBC MELLON TRUST COMPANY

I. In connection with the consolidated plan of arrangement and reorganization of AT&T Canada Inc., AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, MetroNet Fiber US Inc., MetroNet Fiber Washington Inc. and Netcom Canada Inc. pursuant to the COMPANIES' CREDITORS ARRANGEMENT ACT and the CANADA BUSINESS CORPORATION ACT (the "Plan") and the issue of common shares in the capital of the Corporation (the "Common Shares) as part of the Plan, the undersigned, being the person in whose name the Common Shares are to be registered upon giving effect to the Plan, hereby DECLARES that the ultimate beneficial owner of Common Shares is:

    / / the undersigned, OR

    / / if other than the undersigned,

________________________________________________________________________________

________________________________________________________________________________
                               (Name and Address)

II. The beneficial owner of the Common Shares is a Canadian:

    / / Yes    / / No

III. The beneficial owner of the Common Shares and any other Person (as defined in the Plan) or group of Persons with whom it is acting jointly or in concert WILL NOT BE, after the issuance of the Common Shares, directly or indirectly the beneficial holder of, or have control over, greater than 10% of the issued and outstanding Common Shares:

    / / True    / / Not True

For purposes of this declaration "Canadian" means:

    (a) a citizen within the meaning of subsection 2(1) of the CITIZENSHIP ACT (Canada) who is ordinarily resident in Canada;

    (b) a permanent resident within the meaning of subsection 2(1) of the IMMIGRATION ACT (Canada) who is ordinarily resident in Canada, and has been ordinarily resident in Canada for not more than one year after the date on which that person first became eligible to apply for Canadian citizenship;

    (c) a Canadian government, whether federal, provincial, municipal or local, or an agency thereof;

    (d) a corporation without share capital, where a majority of its directors or officers, as the case may be, are appointed or designated, either by their personal names or by their names of office, by one or more of

        (i) a federal or provincial statute or regulations made under a federal or provincial statute;

        (ii) the Governor in Council or the Lieutenant Governor in Council of a province; or

       (iii) a minister of the Crown in right of Canada or of a province;

    (e) a corporation in which those of its shareholders who are Canadians beneficially own, and control, in the aggregate and otherwise than by way of security only, not less than 66 2/3 per cent of the issued and outstanding voting shares of such corporation, and which is not otherwise controlled by non-Canadians;

    (f) a mutual insurance company, the head office and principal place of business of which are in Canada, and not less than 80 per cent of the board and of each committee of its directors of which are individual Canadians;
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    (g) a partnership in which those of its partners who are Canadians beneficially own, and control, in the aggregate and otherwise than by way of security only, not less than 66 2/3 per cent of the beneficial interest in such partnership, and which is not otherwise controlled by non-Canadians;

    (h) a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under AN ACT TO INCORPORATE THE PENSION FUND SOCIETY OF THE TORONTO-DOMINION BANK (CANADA), AN ACT TO INCORPORATE THE PENSION FUND SOCIETY OF THE BANK OF MONTREAL (CANADA), the PENSION FUND SOCIETY ACT (CANADA) or any provincial legislation relating to the establishment of pension fund societies; or

    (i) a trust in which Canadians have not less than 66 2/3 per cent of the beneficial interest in such trust, and of which a majority of the trustees are Canadians.

________________________________________________________________________________

DATED the ______________ day of __________________________________________ 2003.

________________________________________________________________________________
                                     (Name)

________________________________________________________________________________
                                   (Address)

________________________________________________________________________________
                                  (Signature)

INSTRUCTIONS

1. THIS DECLARATION IS TO BE COMPLETED BY THE PERSON IN WHOSE NAME COMMON SHARES IN THE CAPITAL OF THE CORPORATION ARE TO BE REGISTERED.

2. PLEASE RETURN COMPLETED DECLARATION TO CIBC MELLON TRUST COMPANY AT 320 BAY STREET, P.O. BOX 1, TORONTO, ONTARIO, M5H 4A6.